UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc., dated May 19, 2016: Ocean Rig UDW Inc. Reports Financial And Operating Results For The First Quarter 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: May 20, 2016	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING RESULTS

FOR THE FIRST QUARTER 2016

May 19, 2016, Nicosia, Cyprus. Ocean Rig UDW Inc. (NASDAQ:ORIG), or Ocean Rig or the Company, an international contractor of offshore deepwater drilling services, today announced its unaudited financial and operating results for the quarter ended March 31, 2016.

First Quarter 2016 Financial Highlights

➢

For the first quarter of 2016, the Company reported a net income of $288.0 million, or $2.07 basic and diluted earnings per share.

Included in the first quarter 2016 results are:

-

Non-cash gains associated with the purchase of the 7.25% Senior Unsecured Notes due 2019 and the 6.5% Senior Secured Notes due 2017 totaling $125.0 million, or $0.90 per share.

Excluding the above items, the Company would have reported net income of $163.0 million, or $1.17 per share.

➢

The Company reported Adjusted EBITDA(1) of $343.0 million for the first quarter of 2016.

George Economou, Chairman and Chief Executive Officer of the Company, commented:

“Despite the current market conditions and our recent contract terminations, we are pleased to report another solid quarter, with a fleet utilization of approximately 96.3% and further reductions in corporate and operating expenses. Our performance is a testament to the superior operating results associated with modern assets and the collective efforts of our operating team.”

(1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income

Financial Review: 2016 First Quarter

The Company recorded net income of $288.0 million, or $2.07 basic and diluted earnings per share, for the three-month period ended March 31, 2016, as compared to a net income of $41.1 million, or $0.31 basic and diluted earnings per share, for the three-month period ended March 31, 2015.

Revenues increased by $105.9 million to $508.0 million for the three-month period ended March 31, 2016, as compared to $402.1 million for the same period in 2015.

Drilling units’ operating expenses decreased to $145.6 million and total depreciation and amortization decreased to $85.9 million for the three-month period ended March 31, 2016, from $152.9 million and $88.4 million, respectively, for the three-month period ended March 31, 2015. Total general and administrative expenses decreased to $18.8 million in the first quarter of 2016 from $28.0 million during the same period in 2015.

Interest and finance costs, net of interest income, decreased to $59.7 million for the three-month period ended March 31, 2016, compared to $61.7 million for the three-month period ended March 31, 2015.

Operating Fleet

The table below describes our operating fleet profile as of May 17, 2016:

   Total backlog as of May 17, 2016 amounted to $2.43 billion.

Unit Leiv Eiriksson	Year built/ or Scheduled Delivery 2001	Redelivery Q4 – 16	Operating Area Norway
Ocean Rig Corcovado	2011	Q2 – 18	Brazil
Ocean Rig Poseidon	2011	Q2 – 17	Angola
Ocean Rig Mykonos	2011	Q1 – 18	Brazil
Ocean Rig Mylos	2013	Q3 – 16	Brazil
Ocean Rig Skyros	2013	Q3 – 21	Angola
Ocean Rig Athena	2014	Q2 – 17	Senegal

Ocean Rig UDW Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended March 31,
	2015	2016

REVENUES:
Revenues	$402,083	$508,007

EXPENSES:
Drilling units operating expenses	152,927	145,559
Depreciation and amortization	88,360	85,919
General and administrative expenses	28,001	18,812
Legal settlements and other, net	-	32
Operating income	132,795	257,685

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(61,690)	(59,701)
Gain from repurchase of senior notes	-	125,001
Loss on interest rate swaps	(8,191)	(5,067)
Other, net	(2,183)	(1,139)
Income taxes	(19,590)	(28,755)
Total other income/ (expenses), net	(91,654)	30,339

Net income attributable to Ocean Rig UDW Inc.	$41,141	$288,024

Net income attributable to Ocean Rig UDW Inc. common stockholders	$41,011	$287,189

Earnings per common share, basic and diluted	$0.31	$2.07
Weighted average number of shares, basic and diluted	131,992,529	138,653,520

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2015	March 31, 2016

ASSETS
Cash, cash equivalents and restricted cash (current and non-current)	$747,485	$827,890
Other current assets	500,637	437,741
Advances for drilling units under construction and related costs	394,852	413,504
Drilling units, machinery and equipment, net	6,336,892	6,264,378
Other non-current assets	40,354	23,379
Total assets	8,020,220	7,966,892

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt, net of deferred financing costs	4,328,468	4,071,087
Total other liabilities	416,987	332,301
Total stockholders’ equity	3,274,765	3,563,504
Total liabilities and stockholders’ equity	$8,020,220	$7,966,892

SHARE COUNT DATA
Common stock issued	160,888,606	160,888,606
Less: Treasury stock	(22,222,222)	(22,222,222)
Common stock issued and outstanding	138,666,384	138,666,384

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, class survey costs,  impairment loss, loss on sale of assets, gain from repurchase of senior notes and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted-EBITDA:

(Dollars in thousands)	Three Months Ended March 31,
	2015	2016
Net income	$41,141	$288,024

Add: Net interest expense	61,690	59,701
Add: Depreciation and amortization	88,360	85,919
Add: Income taxes	19,590	28,755
Add: Loss on interest rate swaps	8,191	5,067
Add: Class survey costs	-	521
Less: Gain from repurchase of senior notes	-	(125,001)
Adjusted EBITDA	$218,972	$342,986

Drill Rigs Holdings Inc - Supplemental Information

Leiv Eiriksson

The Leiv Eiriksson is currently undergoing a yard stay in Norway before commencing its contract with Lundin Norway AS during the third quarter of 2016.  During the first quarter of 2016, the unit achieved utilization of 96.58%.

Eirik Raude

The Eirik Raude is currently en route to its stacking location and is available for alternative employment. During the first quarter of 2016, the unit achieved utilization of 75.86%.

Summary Financials of Drill Rig Holdings Inc.:

	Year ended December 31, 2015	Three months ended March 31, 2016
(Dollars in thousands)
Total assets…………………………………	$ 742,778	$ 712,852
Total debt, net of financing fees………..	(794,103)	(796,140)
Shareholders equity………………………	95,897	137,271
Total cash and cash equivalents……….…	$ 43,339	$ 39,448

	Three months ended March 31, 2015	Three months ended March 31, 2016
(Dollars in thousands)
Total revenue………………………………	$ 82,546	$74,297
EBITDA..……………………….…………	$ 46,225	$48,191

    EBITDA reconciliation of Drill Rig Holdings Inc.:

(Dollars in thousands)	Three months ended March 31,
	2015	2016
Net Income/ (loss)	$4,651	$14,732
Add: Net interest expense	14,058	15,163
Add: Depreciation and amortization	23,721	15,566
Add: Income taxes	3,795	2,730
EBITDA	$46,225	$48,191

Conference Call and Webcast: May 20, 2016

As announced, the Company’s management team will host a conference call, on Friday,  May 20, 2016 at 8:00 a.m. Eastern Daylight Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Ocean Rig."

A replay of the conference call will be available until Friday, May 27, 2016. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 55592075#.

A replay of the conference call will also be available on the Company’s website at www.ocean-rig.com under the Investor Relations section.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website www.ocean-rig.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG.”

Visit the Company’s website at www.ocean-rig.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (ii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) newbuildings, upgrades, and shipyard and other capital projects; (iv) changes in laws and governmental regulations, particularly with respect to environmental matters; (v) the availability of competing offshore drilling vessels; (vi) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vii) the performance of our rigs; (viii) our ability to procure or have access to financing and our ability comply with our loan covenants; (ix) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future (x) our ability to successfully employ our drilling units; (xi) our capital expenditures, including the timing and cost of completion of capital projects; (xii) our revenues and expenses; (xiii) complications associated with repairing and replacing equipment in remote locations; and (xiv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

 E-mail: oceanrig@capitallink.com